SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CHINANET ONLINE HOLDINGS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Shares

(Title of Class of Securities)

16949H904

(CUSIP Number of Shares Underlying Warrants)

No. 3 Min Zhuang Road, Building 6
Yu Quan Hui Gu Tuspark, Haidian District
Beijing, PRC 100195
Tel: 86-10-5160-0828
Fax: 86-10-5160-0908

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$335,395.20	$38.44

*	Estimated for purposes of calculating the amount of the filing fee only. ChinaNet Online Holdings, Inc. (the “Company”) is offering holders of the Company’s outstanding Series A-1 warrants to purchase an aggregate of 2,060,800 of the Company’s shares of common stock, par value $0.001 per share (the “Series A-1 Warrants”) and Series A-2 warrants to purchase an aggregate of 2,060,800 of the Company’s shares of common stock, par value $0.001 per share (the “Series A-2 Warrants” and, together with the Series A-1 Warrants, the “Warrants”), to purchase an aggregate of 4,121,600 of the Company’s shares of common stock, par value $0.001 per share, issuable upon exercise of the Warrants (the “Shares”), to (A) with respect to any Series A-1 Warrant, receive one (1) Share in exchange for every twenty (20) Shares for which such Series A-1 Warrant is exercisable, and (B) with respect to any Series A-2 Warrant, receive one (1) Share in exchange for every 10 (ten) Shares for which such Series A-2 Warrant is exercisable; provided that each holder must exchange all its Series A-1 Warrants and/or all its Series A-2 Warrants pursuant to the terms and conditions hereof. The amount of the filing fee assumes that all outstanding Warrants will be exchanged for Shares and is calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, which equals $114.60 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by ChinaNet Online Holdings, Inc., a Nevada corporation (the “Company”). This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding Series A-1 warrants (the “Series A-1 Warrants”) and Series A-2 warrants (the “Series A-2 Warrants” and, together with the Series A-1 Warrants, the “Warrants”), to purchase an aggregate of 4,121,600 shares of common stock the Company, par value $0.001 per share (the “Shares”), to exchange their Warrants in accordance with the following exchange ratios: (A) with respect to any Series A-1 Warrant, one (1) Share in exchange for every twenty (20) Shares for which such Series A-1 Warrant is exercisable, and (B) with respect to any Series A-2 Warrant, one (1) Share in exchange for every 10 (ten) Shares for which such Series A-2 Warrant is exercisable; provided that each holder must exchange all its Series A-1 Warrants and/or all its Series A-2 Warrants pursuant to the terms and conditions hereof. The exchange ratios were selected by the Company to provide the holders of the Warrants with an incentive to exchange the Warrants. The offer is subject to the terms and conditions set forth in the Offer Letter, dated December 1, 2011 (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Warrants were issued in a private placement consummated on August 21, 2009.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer Letter and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer Letter titled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)  Name and Address.

The name of the subject company and the filing person is ChinaNet Online Holdings, Inc., a Nevada corporation. Its principal executive offices are located at No. 3 Min Zhuang Road, Building 6, Yu Quan Hui Gu Tuspark, Haidian District, Beijing, PRC 100195. The Company’s telephone number is 86-10-51600828.

(b)  Securities.

The securities that are the subject of this Schedule TO are Warrants exercisable for an aggregate of 4,121,600 Shares of the Company.

(c)  Trading Market and Price.

The information set forth in the Offer Letter under “The Offer, Section 6. Price Range of Shares” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)  Name and Address.

The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is c/o ChinaNet Online Holdings, Inc., No. 3 Min Zhuang Road, Building 6, Yu Quan Hui Gu Tuspark, Haidian District, Beijing, PRC 100195 and the telephone number for each such person is 86-10-51600828.

Name	Position
Handong Cheng	Chairman of the Board, Chief Executive Officer and President
Zhige Zhang	Chief Financial Officer, Treasurer and Director
George Kai Chu	Chief Operating Officer and Secretary
Hongli Xu	Chief Technology Officer
Wen Hu	Vice President, Head of Television Operations
Li Wu	Vice President, Head of 28.com
Zhiqing Chen	Director
Watanabe Mototake	Director
Douglas MacLellan	Director

Item 4. Terms of the Transaction.

(a)  Material Terms.

(1)(i)  The information set forth in the Offer Letter under “The Offer, Sections 1 through 13” is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b)  Purchases.

To the Company’s knowledge, no officer or director of the Company holds Warrants. See Item 8(a) herein for more information.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(a)  Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer Letter under “The Offer, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)  Purposes.

The information set forth in the Offer Letter under “The Offer, Section 5.C. Purpose of the Offer” is incorporated herein by reference.

(b)  Uses of Securities Acquired.

The securities will be retired.

(c)  Plans.

No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(8) and (10). With respect to any Series A-1 Warrant, the holders have the option to receive one (1) Share in exchange for every twenty (20) Shares for which such Series A-1 Warrant is exercisable, and with respect to any Series A-2 Warrant, the holders have the option to receive one (1) Share in exchange for every 10 (ten) Shares for which such Series A-2 Warrant is exercisable; provided that each holder must exchange all its Series A-1 Warrants and/or all its Series A-2 Warrants pursuant to the terms and conditions hereof.

Item 7. Source and Amount of Funds or Other Consideration.

(a)  Sources of Funds.

No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.

(b)  Conditions.

Not applicable.

(c)  Borrowed funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)  Securities ownership.

The information set forth in the Offer Letter under “The Offer, Section 5.D. Interests of Directors and Officers” is incorporated herein by reference.

(b)  Securities transactions.

The Company has not engaged in any transactions in the Warrants required to be disclosed in this Item 8(b).

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)  Solicitations or Recommendations.

The Company has retained Empire Stock Transfer Inc. (“Empire”) to act as the Depositary. The Company may contact Warrant holders by mail, telephone, facsimile, or other electronic means. Empire will receive reasonable and customary compensation for their respective services in connection with the Offer, plus reimbursement for out-of-pocket expenses. In addition, Empire will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Item 10. Financial Statements.

(a)  Financial Information.

Incorporated herein by reference are the Company’s financial statements that were filed with its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2011.

(b)  Pro Forma Information.

Not applicable.

Item 11. Additional Information.

The information set forth in the Offer Letter and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer Letter dated December 1, 2011.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

Exhibit Number	Description
(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)	Financial statements of ChinaNet Online Holdings, Inc.*
(d)(1)	Registration Rights Agreement dated as of August 21, 2009.**
(d)(2)	Securities Purchase Agreement, dated as of August 21, 2009.**
(d)(3)	Form of Series A-1 Warrant.**
(d)(4)	Form of Series A-2 Warrant.**

*	Incorporated by reference to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2011.
**	Incorporated by reference herein to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 27, 2009.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINANET ONLINE HOLDINGS, INC.
By: /s/ Zhige Zhang Name: Zhige Zhang Title: Chief Financial Officer

Date: December 1, 2011

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer Letter dated December 1, 2011.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)	Financial statements of ChinaNet Online Holdings, Inc.*
(d)(1)	Registration Rights Agreement dated as of August 21, 2009.**
(d)(2)	Securities Purchase Agreement, dated as of August 21, 2009.**
(d)(3)	Form of Series A-1 Warrant.**
(d)(4)	Form of Series A-2 Warrant.**

*	Incorporated by reference to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2011.
**	Incorporated by reference herein to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 27, 2009.